McGuireWoods LLP

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Main Telephone (804) 775-1000

Main Fax (804) 775-1061

October 23, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Apple REIT Nine, Inc.

Post-Effective Amendment No. 1 to Form S-11

Registration No. 333-147414

Ladies and Gentlemen:

On behalf of Apple REIT Nine, Inc. (the “Company”), we are hereby making an EDGAR filing of Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11.

This Post-Effective Amendment is being filed solely in response to the Company’s undertaking in Item 37 of its Form S-11, as amended. As part of that undertaking, the Company consolidates its “sticker supplements” into a post-effective amendment at least every three months.

Please note that the Company’s Post-Effective Amendment contains updates to Part I of the Registration Statement, including:

•	an updated and cumulative sticker supplement

•	prospectus supplement no. 6 dated October 23, 2008 (cumulative, replacing all prior supplements)

•	the base prospectus dated April 25, 2008

We also note, for your information, that since the Company was not required to (and did not) file an annual report on Form 10-K for the year ending December 31, 2007, the Company is not entitled to (and does not) incorporate by reference into this Post-Effective Amendment any previously-filed reports filed under the Securities Exchange Act of 1934.

Notwithstanding the fact that the Company is not entitled to incorporate by reference any previously-filed Exchange Act reports, in preparing prospectus supplement no. 6 and the accompanying sticker supplement, the Company believes that it has, to the extent possible, followed recent guidance provided by the staff on the preparation of post-effective amendments by non-traded real estate investment trusts.

Part II of the Registration Statement has been updated to include a new exhibit list. Certain exhibits are being filed as part of the Company’s Registration Statement.

Should you have any questions regarding this filing, please contact the undersigned at (804) 775-1029.

Very truly yours,

/s/ Martin B. Richards
Martin B. Richards